News Release

TransAlta Announces Listing of Series B Preferred Shares

CALGARY, Alberta (March 31, 2016) – TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that 1,824,620 of its 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) have been converted, on a one-for-one basis, into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Shares”). As a result of the conversion, TransAlta has 10,175,380 Series A Shares and 1,824,620 Series B Shares issued and outstanding.

The Series B Shares will begin trading on the Toronto Stock Exchange (TSX) today under the symbol TA.PR.E. The Series A Shares will continue to be listed on the TSX under the symbol TA.PR.D.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Roman Cooney
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com